Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (508) 651-6021

Herbert J. Zarkin
Chairman, President and Chief Executive Officer
BJ's Wholesale Club, Inc.
One Mercer Road
Natick, MA 01760

> **Re: BJ's Wholesale Club, Inc.**
> **Definitive 14A**
> **Filed April 20, 2007**
> **File No. 1-13143**

Dear Mr. Zarkin:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Board Determination of Independence, page 5

1. For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that the board of directors considered under the applicable independence definitions in determining that the director is independent. See Item 407(a)(3) of Regulation S-K and related Instruction 3.

Executive Compensation, page 15

2. Throughout this section, you indicate that you consider a named executive officer's individual performance in setting compensation. Please discuss how specific forms of compensation are structured and implemented to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

3. Please provide substantive disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. For example, you indicate that the combination of different compensation components is dependent upon different "arrangement[s] and scenario[s]" but that the amount of each component is heavily influenced by your benchmarking analyses and BJ's achievement of its financial and operational goals. Yet, your disclosure throughout compensation discussion and analysis does not sufficiently analyze or place in context how each element of compensation was considered and why determinations with respect to one element may or may not have influenced the executive compensation committee's decisions with respect to other allocated or contemplated awards. Please provide sufficient quantitative or qualitative disclosure of the analyses underlying the executive compensation committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the executive compensation committee to award or consider other forms of compensation. Refer to Item 402(b) and Section II.B. of Release No. 33-8732A.

Executive Compensation Committee, page 15

4. Provide a materially complete description of the nature and scope of the compensation consultant's assignment and the material elements of the instructions or directions given to the compensation consultant with respect to the performance of its duties. Also disclose whether the executive compensation committee's compensation consultant determines or recommends the amount or

form of executive and director compensation. See Item 407(e)(3)(iii) of
Regulation S-K.

BJ's Growth Incentive Plan, page 18

5. The plan goals for the 2004-2006 cycle were not achieved and no payouts were
made. You also have not provided a quantitative discussion of the terms of the
necessary targets to be achieved in order for your named executive officers to
earn their incentive compensation for 2006 or 2007 as it relates to the
management incentive plan and BJ's growth incentive plan. Disclose the specific
items of company performance, such as those identified on page 16, and how you
structure your incentive awards around those performance goals. To the extent
you believe that disclosure of those targets is not required because it would cause
competitive harm, please provide us on a supplemental basis a detailed
explanation of why you believe that the information could be excluded under
Instruction 4 to Item 402(b) of Regulation S-K. If disclosure of the targets would
cause competitive harm, please discuss further how difficult it will be for the
named executive officer or how likely it will be for you to achieve the target
levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Competitive Frames of Reference, page 20

6. To the extent you engage in benchmarking against companies included in the
2006 nationally recognized retail/wholesale and general industry executive
compensation surveys, please disclose the executive compensation committee's
analysis of the survey information in materially complete detail, including the
identity of these companies. See Item 402(b)(2)(xiv) of Regulation S-K. In
addition, please disclose the actual percentiles for total compensation, and each
benchmarked element of compensation, in 2006. Please include a discussion of
where actual payments fall within targeted parameters. To the extent actual
compensation was outside a targeted percentile range, please explain why.

Process for Determining Compensation Components and Levels, page 21

7. You have indicated that the executive compensation committee may solicit
compensation recommendations from the chief executive officer. Please expand
this disclosure to discuss fully the role of the chief executive officer in
determining or recommending the amount or form of executive or director
compensation. See Item 407(e)(3)(ii) of Regulation S-K.

8. We refer you to Item 402(b)(1)(v) of Regulation S-K. With respect to your
determination to award annual incentives at a specified percentage of base salary,
please explain why you award differing percentages of base salary to named
executive officers at different levels.

9. With respect to the management incentive plan discussed on page 22, please analyze why the named executive officers received an award for improved merchandise sales, including a discussion of how you evaluate the various components of the management incentive plan to determine the actual incentive award to be paid. It is unclear how you award amounts based upon achievement of various levels of the performance goals. In the compensation discussion and analysis section, disclose the specific factors the executive compensation committee considers in ultimately approving particular pieces of each named executive officer's compensation package and why the executive compensation committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

CEO Transition, page 21

10. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Messrs. Zarkin's and Wedge's salaries and the amounts awarded to them under the 1997 plan in May 2006 are significantly higher than amounts awarded to other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. If the policies or decisions relating to a named executive officer are materially different than the other officers, please discuss them on an individualized basis.

Management Incentive Plan, page 22

11. Please discuss whether the executive compensation committee has discretion to increase or reduce the size of any award under the annual or long-term incentive plans and disclose whether it did. See Item 402(b)(2)(vi) of Regulation S-K.

Equity-Based Compensation, page 23

12. Please discuss further how the executive compensation committee determines specific equity awards. You indicate that the executive compensation committee "considers the performance of the Company during the previous year, competitive equity awards being granted in the marketplace and the individual performance of participants eligible for awards." Please provide an analysis of how the executive compensation committee determined the payout levels for this form of compensation.

CIC and Other Termination Benefits, page 24

13. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change of control payments.

Nonqualified Deferred Compensation During 2006, page 31

14. Please explain why the column for the aggregate balance at last fiscal year end is blank.

Employment and Severance Agreements, page 32

Change of Control Severance Benefits, page 33

15. You have not defined key terms such as "Change of Control," "Potential Change of Control," or "Standstill Period." Please define the terms throughout this section instead of referring to the agreements in which they are contained.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel